December 6, 2011

Jay Williamson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Form 8-K

Filed October 13, 2011

File No. 000-30402

Form 8-K/A

Filed November 1, 2011

Dear Mr. Williamson:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of November 23, 2011, pertaining to the Company’s Form 8-K (the “Filing”) filed October 13, 2011 and the Company’s Form 8-K/A  filed November 1, 2011 with the Securities & Exchange Commission (the “Commission”).

Per our discussion today, we hope to submit our written reply to the Commission no later than December 22, 2011, as the Company is still in the process of preparing the financial statements of Singapore Volition for the quarter ended September 30, 2011, pursuant to Comment No. 2 in the comment letter dated November 23, 2011.  We apologize for the delay in responding to the comment letter.

In connection with the comments in your letter, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

Cameron Reynolds

President and Chief Executive Officer

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841